Exhibit 99.2

March 5, 2015

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Subject: Vanc Pharmaceuticals Inc. (the “Company”)

  Notice Pursuant to NI 51-102 – Change of Auditor

Pursuant to Section 4.11 of National Instrument 51–102 of the Canadian Securities Administrators, we hereby confirm our agreement with the information contained in the Notice of Change of Auditor dated March 4, 2015 sent to us by the Company based on our knowledge of the information at this date.

Sincerely,

MNP LLP